EXHIBIT 99.1

B2Gold Reports Fatality at the Masbate Gold Project

VANCOUVER, British Columbia, Aug. 28, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) regrets to report that a fatality occurred at the Masbate Gold Project in the Philippines on Friday, August 28, 2026. The employee was performing scheduled maintenance at the Water Treatment Plant when a pipe burst, resulting in a fatal injury.

Mike Cinnamond, President and CEO of B2Gold, said, "We are all deeply saddened by this tragic incident. Nothing is more important than the safety and well-being of our people, and our immediate focus is supporting the individual’s family and colleagues while fully investigating the circumstances surrounding the event. Our thoughts are with those who have been affected during this difficult time.”

The area of the incident has been secured and related work has been stopped while the investigation is completed. Mining and processing activities continue uninterrupted. The Company will provide additional information when appropriate.

About B2Gold Corp.

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

ON BEHALF OF B2GOLD CORP.
“Mike Cinnamond”
President & Chief Executive Officer

[Source: B2Gold Corp.]

For more information on B2Gold, please visit the Company’s website at www.b2gold.com or contact:

Rebecca Henare
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com